UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              May 15, 2019

  By E-Mail

  Andrew M. Freedman
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

          Re:     MiMedx Group, Inc.
                  Preliminary Proxy Statement filed by Prescience Partners, LP, Prescience
                    Point Special Opportunity LP, Prescience Capital, LLC, Prescience
                    Investment Group, LLC, Eiad Asbahi, Richard J. Barry, M. Kathleen
                    Behrens Wilsey, Ph.D., Melvin L. Keating, and K. Todd
Newton
                  Filed May 9, 2019
                  File No. 001-35887

  Dear Mr. Freedman:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement
  Cover Letter

  1. We note your disclosure that the board has jeopardized the company's potential "by years of ineffective oversight...in addition to alleged wrongdoing by former members of [the company's] management." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion referenced above. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

  2. We refer to comment 1 in our May 9, 2019 letter. We note that similar statements to
 Andrew M. Freedman
Olshan Frome Wolosky LLP
May 15, 2019
Page 2

       those previously referenced are included in the preliminary proxy statement. Please consider including the requested support in the proxy statement or a cross-reference to where the information appears.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that your nominees have "demonstrated experience, knowledge and ability to address the long-term value destruction that has occurred during the tenure of the current Board and former management team."

Incorporation by Reference, page 22

4. We note that you refer security holders to the company's proxy statement for certain specified disclosure. Please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.
       Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions